VTEX 6-K

Exhibit 99.3

ANNUAL MEETING OF SHAREHOLDERS OF

VTEX

October 6, 2022

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at https://www.investors.vtex.com/

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

  Please detach along perforated line and mail in the envelope provided.

00000333333300001000 6	100622

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” TO RESOLVE, AS AN ORDINARY RESOLUTION, ON THE RATIFICATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND “FOR” PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

1.	To resolve, as an ordinary resolution, on the ratification of the members of the Board of Directors.

NOMINEES:
			FOR	AGAINST	ABSTAIN
	1.1	Geraldo do Carmo Thomaz Júnior	☐	☐	☐

	1.2	Mariano Gomide de Faria	☐	☐	☐

	1.3	Alejandro Raul Scannapieco	☐	☐	☐

	1.4	Arshad Matin	☐	☐	☐

	1.5	Benoit Jean-Claude Marie Fouilland	☐	☐	☐

	1.6	Francisco Alvarez-Demalde	☐	☐	☐

2.	To resolve, as an ordinary resolution, on the ratification and approval of financial statements and the auditor's report for the fiscal year ended December 31, 2021.		☐	☐	☐

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS

	MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING.		☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

VTEX

Proxy for Annual General Meeting of Shareholders on October 6, 2022
Solicited on Behalf of the Board of Directors

I/We
Please Print Name(s)

of
Please Print Address(es)

being (a) shareholder(s) of the Company hereby appoint Julia Vater Fernández, or failing her the duly appointed chairman of the Meeting (the “Chairman”), with full power of substitution and power to act alone, as proxy to vote all the shares of Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of VTEX, to be held at 10:00 am (ET) on October 6, 2022 at Floor 4, Willow House Cricket Square, Grand Cayman, KY1-9010, Cayman Islands, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side)

1.1	14475

ANNUAL MEETING OF SHAREHOLDERS OF

VTEX

October 6, 2022

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER
ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at https://www.investors.vtex.com/

  Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00000333333300001000 6	100622

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” TO RESOLVE, AS AN ORDINARY RESOLUTION, ON THE RATIFICATION OF THE
MEMBERS OF THE BOARD OF DIRECTORS AND “FOR” PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		1.	To resolve, as an ordinary resolution, on the ratification of the members of the Board of Directors.

NOMINEES:
					FOR	AGAINST	ABSTAIN
			1.1	Geraldo do Carmo Thomaz Júnior	☐	☐	☐

			1.2	Mariano Gomide de Faria	☐	☐	☐

			1.3.	Alejandro Raul Scannapieco	☐	☐	☐

			1.4	Arshad Matin	☐	☐	☐

			1.5.	Benoit Jean-Claude Marie Fouilland	☐	☐	☐

			1.6	Francisco Alvarez-Demalde	☐	☐	☐

		2.	To resolve, as an ordinary resolution, on the ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2021.		☐	☐	☐

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS

			MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING.		☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.